Simpson Thacher & Bartlett LLP

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NEW YORK, NY 10017-3954

TELEPHONE: +1-212-455-2000

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DIRECT DIAL NUMBER (212) 455-3352 (212) 455-7862	E-MAIL ADDRESS kwallach@stblaw.com hui.lin@stblaw.com

May 7, 2021

VIA OVERNIGHT COURIER AND EDGAR

Re:	FIRST ADVANTAGE CORP

Draft Registration Statement on Form S-1

Submitted April 2, 2021

CIK No. 0001210677

Blaise Rhodes

Mara Ransom

Taylor Beech

Lyn Shenk

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549

Ladies and Gentlemen:

On behalf of First Advantage Corporation (the “Registrant”), we are writing to respond to the comments set forth in the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated April 30, 2021 (the “Comment Letter”) relating to the above-referenced draft Registration Statement on Form S-1 confidentially submitted on April 2, 2021 (the “Draft Registration Statement”). The Registrant has revised the Draft Registration Statement in response to the Staff’s comments and is confidentially submitting concurrently with this letter Amendment No. 1 to the Registration Statement (“Amendment No. 1”) for non-public review. Amendment No. 1 also generally updates certain other information in the Draft Registration Statement, including the presentation of consolidated financial statements and information as of and for the three months ended March 31, 2021 and related disclosure throughout the Draft Registration Statement.

In addition, we are providing the following responses to the Comment Letter. To assist your review, we have retyped the text of the Staff’s comments in italics below. Page references in the text of this letter correspond to the pages of Amendment No. 1. Unless otherwise defined below, terms defined in Amendment No. 1 and used below shall have the meanings given to them in Amendment No. 1. The responses and information described below are based upon information provided to us by the Registrant.

Securities and Exchange Commission	May 7, 2021

Draft Registration Statement on Form S-1 Submitted April 2, 2021

Summary

Risks Related to Our Business and this Offering, page 7

1.	Please include a reference to the risks you may face related to your substantial indebtedness and quantify your outstanding indebtedness here.

The Registrant has revised the disclosure on page 8 in response to the Staff’s comment.

Dilution, page 60

2.

We note that you disclose that net tangible book value as of December 31, 2020 was approximately $794.3 million. Please tell us how you considered your intangible assets such as goodwill, trade names, and customer lists in your calculation of net tangible book value.

The Registrant has revised the disclosure on page 65 in response to the Staff’s comment. The revised disclosure excludes goodwill, trade names, and customer lists in the calculation of net tangible book value.

Management’s Discussion and Analysis of Financial Condition and Results of Operations COVID-19, page 64

3.

Please include a discussion of the costs you have incurred as a result of the COVID-19 pandemic, such as the increased expenses mentioned in your risk factor on page 19, and quantify such costs to the extent practicable. Please also discuss to what extent you believe that any known trends may continue, such as declines in revenues from your international customers or increases in revenues from your Enterprise customers in certain sectors, such as e-commerce, essential retail, etc.

The Registrant has revised the disclosure on page 70 in response to the Staff’s comment.

Key Operating and Financial Metrics, page 65

4.

Please revise to precede disclosure of non-GAAP measures with your Results of Operations disclosure, which is presented on a GAAP basis, to avoid giving undue prominence to the non-GAAP measures. Please also include margin percentage for the most directly comparable GAAP measure to Adjusted EBITDA Margin as you did in selected financial data on page 13.

The Registrant has revised the disclosure on pages 71 to 89 in response to the Staff’s comment.

Comparison of Results of Operations for the Year ended December 31, 2019 (Predecessor) compared to the Period from January 1, 2020 through

Securities and Exchange Commission	May 7, 2021

2020 through January 31, 2020 (Predecessor) and the Period from February 1, 2020 through December 31, 2020 (Successor), page 72

5.

A significant portion of your results of operations disclosure is dedicated to stating, in narrative text form, dollar and percentage changes in accounts. In addition, while you discuss certain factors to which changes are attributable, you do not quantify each of these factors. For example, you state that revenue increased primarily due to the contribution from new customers and upselling and cross-selling existing customers, and that strong ordering volume among Enterprise customers in the essential retail, e-commerce, and transportation and home delivery verticals, particularly in the second half of 2020, helped to partially offset volume declines in other industries and SMB customers more impacted by COVID-19. Also, you state the change in cost of services was primarily due to an increase in variable third-party data expenses as a direct result of the volume increase in revenues, and that the increase was partially offset by productivity savings in operations and customer service as a result of continued investment in robotics process automation, procurement savings, and a decrease in travel-related expenses due to the temporary cessation of travel as a result of the COVID-19 pandemic, but you do not quantify the impact of these factors. We believe your disclosures could be improved by:

•	increasing the use of tables to present dollar and percentage changes in accounts, rather than including such information in narrative text form;

•	using tables to list, quantify, and sum all of the material individual factors to which changes in accounts are attributable;

•	refocusing the narrative text portion of the disclosure on analysis of the underlying business reasons for the individual factors in the tables above;

•	ensuring that all material factors are quantified and analyzed; and

•	quantifying the effects of changes in both price and volume on revenues and expense categories, where appropriate.

The Registrant has revised the disclosure on pages 73 to 84 in response to the Staff’s comment. The revised disclosure increases the use of tables, as requested in the Staff’s comment, as well as bullet points for increased clarity, and provides analysis of the underlying business reasons for the various factors. The Registrant respectfully advises the Staff that it has carefully reviewed the disclosure to ensure that all material factors are quantified and analyzed, including pricing. The Registrant notes however that its customers typically order a bundled background screening package or selected combination of screens, according to their unique requirements and preferences, and therefore the type and mix of services it sells to customers can vary significantly and order volumes are not comparable across both customers and periods, as disclosed on page 67 of Amendment No. 1. As a result, the Registrant has not included any disclosure or quantification on actual volumes, but has described changes in the demand for its products and offerings.

Long-Term Debt, page 78

Securities and Exchange Commission	May 7, 2021

6.

Here or in an appropriate place in your prospectus, please clarify your relationship to Fastball Parent, Inc., the guarantor of your senior secured credit facilities. We presume an affiliation with your sponsor but please confirm as much and, as applicable disclose this arrangement in your related party transactions.

The Registrant respectfully advises the Staff that Fastball Parent, Inc. is a wholly-owned subsidiary of the Registrant. The Registrant has revised the disclosure on page 93 in response to the Staff’s comment.

Business, page 87

7.	Please disclose your basis for the following claims made in this section:

•	“First Advantage is a leading global provider of technology solutions for screening, verifications, safety, and compliance related to human capital.”

•

“We estimate the global TAM for our current products and solutions to be approximately $13 billion. This includes $6 billion of current market spend and $7 billion of whitespace attributable to products and solutions we believe may ultimately be adopted across geographies.”

•

“We also estimate current market spend will grow at a long-term CAGR of 6%, fueled by increases in hiring and job churn, growing attachment rates for existing products, accelerating adoption of post-onboarding and adjacent products in the U.S., and growing overall adoption in underpenetrated international markets.”

The Registrant respectfully advises the Staff that the first statement, which relates to the Company’s position as a leading global provider, is made based on management’s estimates and calculations, derived from internal data as well as data from third-party sources, as disclosed on page ii. In response to the Staff’s comment, the Registrant has revised the disclosure on pages 3 and 105 to disclose the basis of the second and third statements identified by the Staff.

8.

In an appropriate place in this section, please identify, or describe the nature of any services provided by, your material suppliers and/or third-party service providers and include a summary of any material terms and arrangements you have with such providers. In this regard, we note your reference on page 80 to a contract with a third-party service provider with a minimum volume commitment. If you are substantially dependent upon these relationships to conduct your business, please file contracts you have with such provider(s) as an exhibit. In this regard, we note your disclosure on pages 24 and 28 that if any one of your material third-party service provider’s ability to perform their obligations was impaired, you may not be able to find an alternative supplier in a timely manner or on acceptable financial terms, which could result in operational interruptions. Refer to Item 601(b)(10) of Regulation S-K.

The Registrant acknowledges the Staff’s comment and respectfully advises the Staff that it does not view any of its agreements with its suppliers or third-party service providers as material to the Registrant’s business. The minimum volume commitment provision was not imposed upon the Registrant by the third-party service provider and was in fact voluntarily included by the Registrant in exchange for more favorable pricing. In addition, the Registrant respectfully advises the Staff that it has relationships with a number of third-party service providers and is not substantially dependent upon any one supplier or third-party provider. The Registrant has revised the disclosure on page 29 to remove references to any material third-party service provider.

Securities and Exchange Commission	May 7, 2021

Legal Proceedings, page 101

9.

We note the class action Doe v. First Advantage Background Services Corp. that was filed on April 2, 2021 in the U.S. District Court for the Central District of California Western Division. Please disclose this lawsuit in your filing or tell us why you are not required to do so.

The Registrant has revised the disclosure on page 119 in response to the Staff’s comment.

Description of Capital Stock Exclusive Forum, page 134

10.

Here and in your risk factors, please revise your disclosure to explicitly state whether your exclusive forum provision will apply to claims arising under the Exchange Act and the Securities Act. Please also revise to state that investors may not waive their rights under the Exchange Act, including their right to bring suit.

The Registrant has revised the disclosure on pages 46 and 154 in response to the Staff’s comment.

Consolidated Financial Statements

Note 10. Revenues, page F-30

11.

We note your disaggregation of revenues by geography (as also required by ASC 280-10-50-41). Please tell us how you assessed the requirement to disclose revenue from contracts with customers disaggregated into categories that show how economic factors affect the amount, timing, and uncertainty of revenue and cash flows. In this regard, we note disclosure on page 68 that you generally classify products in three categories and that you expect certain categories to increase in the long-term. We also note disclosures of product types on pages 64 and 93. Refer to ASC 606-10-50-5 and 55-89 through 55-91. Note that ASC 606 does not limit selecting only a single basis of disaggregation from paragraph 55-91.

The Registrant respectfully acknowledges the Staff’s comment. Prior to issuance of the financial statements included within the Draft Registration Statement, we evaluated ASC 606-10-50-5 as well as the implementation guidance in ASC 606-10-55-89 through 55-91 with respect to the disclosures of disaggregated revenue. We ultimately determined that the geographical revenue disaggregation we currently report is the only level of disaggregation required under the ASC 606 guidance. We have included a summary of our analysis below for the Staff’s reference.

In regard to the Staff’s comments regarding specific references in the Draft Registration Statement, we respectfully advise the Staff of the following:

Securities and Exchange Commission	May 7, 2021

•

Pages 71 and 109: Amendment No. 1 includes a description of our product suite in which we have summarized our service offerings into three categories: pre-onboarding, post-onboarding, and adjacent products. A goal of this categorization is to explain to readers the manners in which our products can be used and when they are used by our customers. This categorization shows the way our customers can use our services, but does not reflect any differences in the economic factors. As noted in Amendment No. 1, each of the listed services is enabled by our technology platform, proprietary databases, and data analytics capabilities. For example, any screening solution and screening package purchased by our customers can be used for pre-onboarding or post-onboarding purposes through our common platform without the involvement of the Company. The Registrant generally does not track, and is not necessarily aware of, whether certain services are being used to on-board a candidate or to re-screen an existing employee. These services are also provided under the same customer contracts regardless of whether they are used for pre or post-onboarding purposes and carry the same economic factors referenced by ASC 606.

Additionally, substantially all of the noted products within post-onboarding (including, criminal records monitoring, healthcare sanctions, motor vehicle records, social media, and global sanctions and licenses) currently operate on a transactional basis (in the same manner as pre-onboarding services) and are fulfilled using the same operational processes and systems as our pre-onboarding services. Similarly, the demand for the pre-onboarding and post-onboarding services is primarily driven by our customers’ hiring and employment levels. As the two categorizations carry substantially the same demand and cost factors, we determined that they carry substantially the same economic factors under the guidance.

Finally, nearly all of the solutions we include within our adjacent products category constitute substantially the same screening solutions as our pre-onboarding solutions, but are classified as “adjacent” to describe the use of such solutions by customers in certain businesses, such as property management companies and investment management companies. Similar to the conclusions documented above, the adjacent products are subject to the same economic factors as defined by ASC 606. Our hiring tax credits and incentives service is the only service that operates in a manner that is substantially different from our screening services. However, while our hiring tax credits and incentives services are delivered in a different manner than our screening services, they are ultimately based on our clients hiring and employment levels, and our contractual terms cause our hiring tax credits and incentives services to carry substantially the same economic factors as defined by ASC 606. Based on these factors, we determined that this level of categorization was not required to be disclosed under ASC 606.

•

Page 69: The Registrant respectfully advises the Staff that while we currently offer a suite of post-onboarding solutions such as criminal monitoring, as of today the sale of these products are still conducted on a transactional basis. We are currently investing in our platform to potentially convert some of these products, and other new possible product offerings, to be subscription-based or to provide recurring revenue, as disclosed on page

Securities and Exchange Commission	May 7, 2021

69 of Amendment No. 1 where we indicate that we are “currently investing in sources of recurring revenues such as post-onboarding criminal monitoring solutions and re-screening programs.” As these recurring revenue solutions are not yet a component of our revenues, there are no related revenues to potentially disclose in our footnote. As we potentially bring these new sources of revenue to market, we will evaluate the manner in which we disaggregate revenue and revise future disclosures if necessary.

We respectfully note that ASC 606-10-50-5 requires an entity to disaggregate “revenue from contracts with customers into categories that depict how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors”. Further, we note that ASC 606-10-55-89 states that the extent to which an entity’s revenue is disaggregated for the purposes of this disclosure depends on the facts and circumstances that pertain to the entity’s contracts with customers and more than one type of category may be needed to meet this objective.

A summary of our analysis of the ASC 606 disclosure requirements, including the various factors an entity should consider when selecting the categories to use to disaggregate revenue as provided in ASC 606-10-55-90, is set forth below:

a.	Disclosures presented outside the financial statements (for example, in earnings releases, annual reports, or investor presentations)

We note that as we currently operate as a private company, our financial disclosures outside of our financial statements have been limited. We do respectfully note to the Staff that we have historically limited our external presentations to consolidated revenue information only. While we do not currently foresee material changes to the revenue information we publicly disclose, we will continue to review the manner in which we publicly discuss our revenues in this regard.

b.	Information regularly reviewed by the chief operating decision maker for evaluating the financial performance of operating segments

Our chief operating decision maker (“CODM”) for evaluating financial performance and making resource decisions has been identified as our Chief Executive Officer. Our CODM manages the business and reviews operating results at the consolidated entity level for purposes of making resource allocation decisions and for evaluating financial performance. Additionally, our CODM only reviews consolidated revenue information geographically, which matches our management organizational structure. This same level of information is further reviewed by our Board of Directors at their quarterly meetings.

c.

Other information that is similar to the types of information identified in (a) and (b) and that is used by the entity or users of the entity’s financial statements to evaluate the entity’s financial performance or make resource allocation decisions.

Securities and Exchange Commission	May 7, 2021

Additionally, we note that our internal organization structure includes a regional President or regional Chief Revenue Officer who is responsible for revenues from all products, solutions, and customers in their respective geography. Each such leader has an internal sales team dedicated to generating new sales within their respective geography. We have no leaders at the management level within our Company responsible for revenues based on product type, customer/industry type, or sales channel. We believe this further supports our current level of disclosure.

The Registrant respectfully submits that the above three factors support its determination of disaggregating revenue by geographic region only.

Finally, we note that ASC 606-10-55-91 gives a number of examples of possible categories for disaggregating revenue:

a)	Type of good or service (for example, major product lines)

Please refer to our responses above for a summary of our analysis of the categories of our services as it relates to this guidance. As previously documented, we determined that no disaggregation of revenue on this basis was required.

b)	Geographical region (for example, country or region)

We have disclosed the geographical region (i.e., North America and International) based on the manner that we review and report revenue. This level of disaggregation is consistent with how our revenue is reported internally to our CODM, as well as our Board of Directors at their quarterly meetings. Additionally, we analyzed the risk factors and economic profiles applicable to our revenue contracts and determined that they were similar among contracts within North America and within International geographies. However, the risk factors and economic profiles of our revenue contracts varied enough between our North America revenues and our International revenues to warrant disclosure.

As such, we determined that the current level of disaggregation provides a categorization of our revenue that is consistent with the impacts of the economic factors as defined by ASC 606.

c)	Market or type of customer (for example, government and nongovernment customers)

We note that as discussed in our financial statements, substantially all of our customers are employers, staffing, or related businesses. We have a very insignificant amount of revenues from government customers and determined that this revenue did not meet the requirements for disaggregated disclosure.

In reviewing this guidance, we also considered if we would be required to categorize our revenue based on the industry in which our customer operates (i.e., retail, transportation, etc.). We ultimately concluded that this level of disaggregation is not required as the nature, amount, timing, and uncertainty of revenue and cash flows are substantially the same for customers across industries. Additionally, this level of categorization is not reported on a consolidated basis internally, and this level of categorization is not otherwise reviewed by our CODM. As such, we determined that this level of categorization is not required to be disclosed by ASC 606.

Securities and Exchange Commission	May 7, 2021

d)	Type of contract (for example, fixed-price and time-and-materials contracts)

We have disclosed in our financial statements that the substantial majority of our revenues are derived on a transactional basis, with the remaining revenues being recognized as our customers simultaneously receive and consume the benefits of the services delivered. Additionally, we have disclosed that our contracts contain defined prices but no defined quantities. Because substantially all of the Company’s contracts are standardized, we determined that this level of categorization was not required.

e)	Contract duration (for example, short-term and long-term contracts)

We note that our customer contracts and agreements do not typically require our customers to use our products exclusively or commit to minimum engagement or order volumes. Additionally, while our customer contracts are typically three years in length, the contracts generally allow customers to terminate for convenience without penalty. As substantially all of our contracts are standardized, we do not believe we have multiple contract durations (i.e., short-term or long-term) under this guidance. As such, we determined that this level of categorization was not required.

The Registrant notes that if it brings new sources of recurring revenue to market, it will evaluate the manner in which it disaggregates revenue and revise future disclosures if necessary.

f)	Timing of transfer of goods or services (for example, revenue from goods or services transferred to customers at a point in time and revenue from goods or services transferred over time)

We have disclosed in our financial statements that the substantial majority of our revenues are derived on a transactional basis and are subject to the nature, amount, timing, and uncertainty of revenue and cash flows commensurate with such revenue. Despite the fact that the remaining revenues are recognized over time under ASC 606, the nature of the products provided and the amount, timing, and uncertainty of cash flows related to the revenue recognized is consistent with all other revenues because we are only able to invoice for products as they are delivered to our customers. Therefore, from an economic risk perspective these products are akin to transactional revenue model. As such, the Company considers the economic factors (the nature, amount, timing, and uncertainty of revenue and cash flows) to be substantially the same and therefore no disaggregation of revenue on this basis is required.

g)	Sales channels (for example, goods sold directly to consumers and goods sold through intermediaries).

We note that our services are sold directly to our customers and not through intermediaries. Substantially all of our sales are conducted by our internal sales team, which is organized by the geographic region they work in. As such, we determined that no disaggregation of revenue on this basis was required.

Securities and Exchange Commission	May 7, 2021

Based on the analysis above and other factors that we reviewed and considered, we concluded that revenue disaggregated based on our geographic regions provided the most meaningful financial information to the readers of our financial statements and constitute the most appropriate level of disclosure for inclusion under the ASC 606 guidance.

Item 15. Recent Sales of Unregistered Securities, page II-2

12.	Please include the required disclosure for the $50 million strategic investment in the company’s equity discussed on pages 80 and F-33 of your filing.

The Registrant respectfully advises the Staff that the strategic investment made by the investor related to the purchase of partnership units in Fastball Holdco, LP, the current direct parent of the Registrant. Prior to the closing of the offering, Fastball Holdco, LP will be liquidated and its assets, including equity interests in the Registrant, will be distributed to its limited partners. The Registrant respectfully submits that the strategic investment is not required to be disclosed in Item 15. Recent Sales of Unregistered Securities since the Registrant did not issue any securities in connection with such investment.

Exhibits

13.	Your exhibit index does not include your first lien or second lien credit agreements. Please include such agreements or tell us why you are not required to do so.

The Registrant has revised the exhibit index to include the first lien credit agreement. The Registrant respectfully advises the Staff that the second lien credit agreement is not material to the Registrant as it is no longer in effect since all loans and commitments thereunder have been terminated and repaid in full, and therefore has not included such agreement in the exhibit index.

Securities and Exchange Commission	May 7, 2021

Please do not hesitate to contact Kenneth B. Wallach at (212) 455-3352 or Hui Lin at (212) 455-7862 if you wish to discuss our responses to the Comment Letter.

/s/ Kenneth B. Wallach
Kenneth B. Wallach

/s/ Hui Lin
Hui Lin

cc:	Securities and Exchange Commission

Lyn Shenk

Mara Ransom

First Advantage Corporation

Scott Staples

Bret T. Jardine